

March 30, 2011

Mr. Sheldon C. Petersen
Chief Executive Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, Virginia 20171

Re: National Rural Utilities Cooperative Finance Corporation
File No. 001-07102
Form 10-K for the fiscal year ended May 31, 2009
Form 10-K for the fiscal year ended May 31, 2010
Form 10-Q for the period ended August 31, 2010
<u>Form 10-Q for the period ended November 30, 2010</u>

Dear Mr. Petersen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Michael Clampitt
Legal Reviewer